                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


 (Mark One)

    /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         FOR THE FISCAL YEAR ENDED OCTOBER 31, 1994

                                      OR

    / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         for the transition period from ___________ to __________




                       COMMISSION FILE NUMBER     1-7916



    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         THE RECOGNITION FLEX/SAVE PLAN



    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         RECOGNITION INTERNATIONAL INC.

                            2701 EAST GRAUWYLER ROAD
                              IRVING, TEXAS 75061

                                   SIGNATURES



    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         THE RECOGNITION FLEX/SAVE PLAN
                                                 (Name of Plan)




Date: January 27, 1995                         By:  /s/ Larry H. Lattig
                                                  ---------------------------
                                                    Larry H. Lattig, Chairperson
                                                    Retirement Plan Committee
                                                    (Plan Administrator)

                         THE RECOGNITION FLEX/SAVE PLAN
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                     Page
                                                                                                                     ----
Report of Independent Accountants                                                                                     F-2

Statement of Financial Condition at
    October 31, 1994 and 1993                                                                                         F-3

Statement of Income and Changes in Plan Equity for
    the years ended October 31, 1994, 1993 and 1992                                                                   F-4

Notes to Financial Statements                                                                                         F-5

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrator and Participants
  of The Recognition Flex/Save Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of The Recognition Flex/Save Plan at October 31, 1994 and 1993, and the results of its operations and the changes in its plan equity for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, The Recognition Employee Stock Ownership Plan was merged into the Plan effective October 18, 1992.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and of income and changes in plan equity as of and for the year ended October 31, 1994 is presented for purposes of additional analysis rather than to present the financial condition and changes therein of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PRICE WATERHOUSE LLP

Dallas, Texas
January 27, 1995

                         THE RECOGNITION FLEX/SAVE PLAN
            STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
                                At October 31,


                                                                                1994
                                          -------------------------------------------------------------------------------
                                             RECOGNITION     NEW AMERICA     SCIENCE AND      SPECTRUM         EQUITY
                                                STOCK          GROWTH        TECHNOLOGY        GROWTH          INCOME
                                                FUND            FUND            FUND            FUND            FUND
                                          --------------- --------------- --------------- --------------- ---------------
Assets
 Cash                                     $         4,723 $               $               $               $
 Investments in securities (Note 3):
  Recognition International Inc.
   common stock, at market
    Participant account (cost of
     $6,420,241 in 1994 and
     $5,145,996 in 1993)                        4,324,797
    Suspense account (353,346 shares
     in 1994 and 471,128 shares in
     1993, cost of $3,932,741 in 1994
     and $5,243,655 in 1993)                    2,604,160
  New America Growth Fund, at market
   (cost of $4,355,328 in 1994 and
   $3,531,194 in 1993)                                          4,969,025
  Science and Technology Fund, at
   market (cost of $3,133,068 in 1994
   and $2,028,813 in 1993)                                                      3,816,221
  Spectrum Growth Fund, at market
   (cost of $2,498,277 in 1994 and
   $1,808,674 in 1993)                                                                          2,753,598
  Equity Income Fund, at market
   (cost of $7,076,204 in 1994 and
   $6,220,956 in 1993)                                                                                          7,519,084
  Spectrum Income Fund, at market
   (cost of $2,220,757 in 1994 and
   $2,027,726 in 1993)
  U.S. Treasury Money Fund
  Stable Value Fund
  Temporary investments                            14,213
 Participant loans (Note 1)
                                          --------------- --------------- --------------- --------------- ---------------
    Total assets                                6,947,893       4,969,025       3,816,221       2,753,598       7,519,084
                                          --------------- --------------- --------------- --------------- ---------------
Liabilities
 Withdrawals and terminations
  payable in cash                                   4,682           5,522          13,401           6,021          10,491
 Long-term debt (Note 7)                        3,540,452
                                          --------------- --------------- --------------- --------------- ---------------
    Total liabilities                           3,545,134           5,522          13,401           6,021          10,491
                                          --------------- --------------- --------------- --------------- ---------------
Plan equity                               $     3,402,759 $     4,963,503 $     3,802,820 $     2,747,577 $     7,508,593
                                          =============== =============== =============== =============== ===============
See notes to financial statements.

                                                                          1994
                                            ---------------------------------------------------------------
                                                SPECTRUM      U.S. TREASURY                    PARTICIPANT
                                                 INCOME           MONEY          STABLE           LOAN
                                                  FUND            FUND         VALUE FUND         FUND
                                            --------------- --------------- --------------- ---------------
Assets
 Cash                                       $               $               $               $
 Investments in securities (Note 3):
  Recognition International Inc.
   common stock, at market
    Participant account (cost of
     $6,420,241 in 1994 and
     $5,145,996 in 1993)
    Suspense account (353,346 shares
     in 1994 and 471,128 shares in
     1993, cost of $3,932,741 in 1994
     and $5,243,655 in 1993)
  New America Growth Fund, at market
   (cost of $4,355,328 in 1994 and
   $3,531,194 in 1993)
  Science and Technology Fund, at
   market (cost of $3,133,068 in 1994
   and $2,028,813 in 1993)
  Spectrum Growth Fund, at market
   (cost of $2,498,277 in 1994 and
   $1,808,674 in 1993)
  Equity Income Fund, at market
   (cost of $7,076,204 in 1994 and
   $6,220,956 in 1993)
  Spectrum Income Fund, at market
   (cost of $2,220,757 in 1994 and
   $2,027,726 in 1993)                            2,129,203
  U.S. Treasury Money Fund                                        1,755,450
  Stable Value Fund                                                              15,320,399
  Temporary investments
 Participant loans (Note 1)                                                                       2,425,658
                                            --------------- --------------- --------------- ---------------
    Total assets                                  2,129,203       1,755,450      15,320,399       2,425,658
                                            --------------- --------------- --------------- ---------------
Liabilities
 Withdrawals and terminations
  payable in cash                                       250             382          13,937
 Long-term debt (Note 7)
                                            --------------- --------------- --------------- ---------------
    Total liabilities                                   250             382          13,937               0
                                            --------------- --------------- --------------- ---------------
Plan equity                                 $     2,128,953 $     1,755,068 $    15,306,462 $     2,425,658
                                            =============== =============== =============== ===============
See notes to financial statements.


                                                1994           1993
                                          --------------- ---------------
                                                TOTAL         (Note 9)
                                          --------------- ---------------
Assets
 Cash                                     $         4,723 $         6,338
 Investments in securities (Note 3):
  Recognition International Inc.
   common stock, at market
    Participant account (cost of
     $6,420,241 in 1994 and
     $5,145,996 in 1993)                        4,324,797       7,887,795
    Suspense account (353,346 shares
     in 1994 and 471,128 shares in
     1993, cost of $3,932,741 in 1994
     and $5,243,655 in 1993)                    2,604,160       8,009,176
  New America Growth Fund, at market
   (cost of $4,355,328 in 1994 and
   $3,531,194 in 1993)                          4,969,025       4,506,263
  Science and Technology Fund, at
   market (cost of $3,133,068 in 1994
   and $2,028,813 in 1993)                      3,816,221       2,561,334
  Spectrum Growth Fund, at market
   (cost of $2,498,277 in 1994 and
   $1,808,674 in 1993)                          2,753,598       2,052,297
  Equity Income Fund, at market
   (cost of $7,076,204 in 1994 and
   $6,220,956 in 1993)                          7,519,084       6,729,490
  Spectrum Income Fund, at market
   (cost of $2,220,757 in 1994 and
   $2,027,726 in 1993)                          2,129,203       2,101,271
  U.S. Treasury Money Fund                      1,755,450       1,769,052
  Stable Value Fund                            15,320,399      16,056,746
  Temporary investments                            14,213          11,428
 Participant loans (Note 1)                     2,425,658       2,280,274
                                          --------------- ---------------
    Total assets                               47,636,531      53,971,464
                                          --------------- ---------------
Liabilities
 Withdrawals and terminations
  payable in cash                                  54,686         337,687
 Long-term debt (Note 7)                        3,540,452       4,535,997
                                          --------------- ---------------
    Total liabilities                           3,595,138       4,873,684
                                          --------------- ---------------
Plan equity                               $    44,041,393 $    49,097,780
                                          =============== ===============
See notes to financial statements.

                         THE RECOGNITION FLEX/SAVE PLAN
     STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION
                            Years Ended October 31,


                                                                           1994
                                       -------------------------------------------------------------------------------
                                          RECOGNITION     NEW AMERICA     SCIENCE AND      SPECTRUM         EQUITY
                                             STOCK          GROWTH        TECHNOLOGY        GROWTH          INCOME
                                             FUND            FUND            FUND            FUND            FUND
                                       --------------- --------------- --------------- --------------- ---------------
Investment income (Note 3)             $         2,785 $       178,848 $       320,095 $       150,675 $       508,236

Deposits and contributions
 (Note 4)                                    1,627,244         664,222         616,844         500,872         710,422

Unrealized gains (losses)
 on investments (Note 2)                    (8,931,345)       (361,371)        150,631          11,698         (65,653)

Realized gains (losses) on
 investments (Notes 2 and 6)                    (9,684)         55,426          26,142          27,482          36,789

Withdrawals and terminations
 paid in:
  Cash                                        (247,650)       (198,141)       (116,898)       (149,366)       (501,877)
  Recognition International Inc.
    common stock, at market
    1,451 shares, cost of $16,189
    in 1994; 9,965 shares, cost of
    $100,444 in 1993; 8,215 shares,
    cost of $64,691 in 1992                    (11,933)

Interfund transfers                              3,569         150,260         245,806         186,691         139,802

Interest expense                              (396,900)

Administrative fees (Note 5)

Other income (expense)
                                       --------------- --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                     (7,963,914)        489,244       1,242,620         728,052         827,719

Merger of ESOP (Note 8)

Equity, beginning of year                   11,366,673       4,474,259       2,560,200       2,019,525       6,680,874
                                       --------------- --------------- --------------- --------------- ---------------
Equity, end of year                    $     3,402,759 $     4,963,503 $     3,802,820 $     2,747,577 $     7,508,593
                                       =============== =============== =============== =============== ===============
See notes to financial statements.


                                                                    1994
                                       ---------------------------------------------------------------
                                           SPECTRUM      U.S. TREASURY                    PARTICIPANT
                                            INCOME           MONEY          STABLE           LOAN
                                             FUND            FUND         VALUE FUND         FUND
                                       --------------- --------------- --------------- ---------------
Investment income (Note 3)             $       163,637 $        53,067 $       878,719 $       157,919

Deposits and contributions
 (Note 4)                                      367,020         312,059         737,250

Unrealized gains (losses)
 on investments (Note 2)                      (165,099)

Realized gains (losses) on
 investments (Notes 2 and 6)                    (4,723)

Withdrawals and terminations
 paid in:
  Cash                                        (129,716)       (279,546)     (1,413,923)       (233,506)
  Recognition International Inc.
    common stock, at market
    1,451 shares, cost of $16,189
    in 1994; 9,965 shares, cost of
    $100,444 in 1993; 8,215 shares,
    cost of $64,691 in 1992

Interfund transfers                           (154,297)         11,241        (804,043)        220,971

Interest expense

Administrative fees (Note 5)                                   (97,138)

Other income (expense)
                                       --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                         76,822            (317)       (601,997)        145,384

Merger of ESOP (Note 8)

Equity, beginning of year                    2,052,131       1,755,385      15,908,459       2,280,274
                                       --------------- --------------- --------------- ---------------
Equity, end of year                    $     2,128,953 $     1,755,068 $    15,306,462 $     2,425,658
                                       =============== =============== =============== ===============
See notes to financial statements.



                                            1994            1993           1992
                                      --------------- ---------------  --------------
                                            TOTAL         (Note 10)       (Note 11)
                                      --------------- -------------------------------
Investment income (Note 3)            $     2,413,981 $     1,791,652 $     1,690,192

Deposits and contributions
 (Note 4)                                   5,535,933       6,026,784       4,943,398

Unrealized gains (losses)
 on investments (Note 2)                   (9,361,139)      5,612,777       2,638,774

Realized gains (losses) on
 investments (Notes 2 and 6)                  131,432       1,110,101         892,000

Withdrawals and terminations
 paid in:
  Cash                                     (3,270,623)     (2,574,897)     (3,218,204)
  Recognition International Inc.
    common stock, at market
    1,451 shares, cost of $16,189
    in 1994; 9,965 shares, cost of
    $100,444 in 1993; 8,215 shares,
    cost of $64,691 in 1992                   (11,933)       (132,317)        (82,108)

Interfund transfers

Interest expense                             (396,900)       (477,001)

Administrative fees (Note 5)                  (97,138)        (51,124)        (30,417)

Other income (expense)                                         26,336            (369)
                                      --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                    (5,056,387)     11,332,311       6,833,266

Merger of ESOP (Note 8)                                                     2,893,907

Equity, beginning of year                  49,097,780      37,765,469      28,038,296
                                      --------------- --------------- ---------------
Equity, end of year                   $    44,041,393 $    49,097,780 $    37,765,469
                                      =============== =============== ===============
See notes to financial statements.

                         THE RECOGNITION FLEX/SAVE PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Organization of the Plan

         The Plan is a defined contribution plan for employees of Recognition International Inc. ("Recognition"). Generally, any employee who has completed 90 days of continuous service is eligible to participate. Participants may elect to defer a percentage of their eligible compensation, as defined by the Plan, which is withheld from their paychecks and contributed to the Plan.

         The Plan Administrator is the Retirement Plan Committee comprised of employees of Recognition appointed by Recognition's Board of Directors.

         The Trustee for the Plan was Texas Commerce Bank-Dallas, N.A. until April 30, 1992. Effective May 1, 1992, the Plan was amended in a number of respects and an amended and restated Trust Agreement was entered into with the new Plan Trustee, T. Rowe Price Trust Company. The amendments included the following:

(1) The Plan Administrator was given the power and responsibility to select all investment funds to be offered under the Plan, other than the Recognition Stock Fund.

(2) Participants were given the ability to change investment fund selections daily, via telephone request.

(3) Plan provisions regarding loans and hardship withdrawals were changed to be consistent with new Internal Revenue Service ("IRS") regulations.

(4) The Plan Administrator was allowed to charge fees to participants for loans, withdrawals and certain other transactions to cover Trustee fees and other costs.

         Effective October 18, 1992 (the "Merger Date"), Recognition's Employee Stock Ownership Plan ("ESOP") was merged into the Plan and the Plan was amended and restated (see Note 8 - Merger of ESOP). The amendments included the following:

(1) Each participant's account in the former ESOP was transferred to the Plan and ESOP account balances of participants who were employees on the Merger Date became fully vested.

(2) The assets of the ESOP, including the unallocated shares of Recognition common stock in the suspense account, continued to be held in a separate trust (the "ESOP Trust") with Bankers Trust Company of New York as the ESOP Trustee. The other assets of the Plan, including the pre-merger assets of the

         Plan and ongoing participant deferrals, continued to be held in a separate trust (the "401(k) Trust") with T. Rowe Price Trust Company as the 401(k) Trustee.

(3) Recognition's contribution formerly allocated in cash was replaced with an allocation of shares of Recognition common stock from the ESOP.

(4) Participants were allowed to transfer fully vested account balances from the ESOP Trust to the 401(k) Trust.

         The ESOP has a loan which was used to purchase shares of Recognition common stock ("ESOP Stock"). The loan is payable to Recognition. Each year, Recogition is required to make cash contributions to the Plan sufficient to make payments due on the loan. The ESOP Stock purchased with the loan is held in a suspense account and allocated to Plan participants over a period of years as the loan is repaid.

         The Plan was amended September 30, 1993 as follows:

         (1) Plan provisions regarding allocation of ESOP Stock and additional employer contributions were changed to allow former participants whose employment was terminated during the fourth quarter of the fiscal year because of a reduction in force to share in the allocation.

         (2) Provisions were added to comply with the Internal Revenue Code (the "Code") provisions which impose a 20% mandatory withholding tax on a distribution from the Plan unless the distribution is transferred directly to another qualified plan or IRA.

         The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar year 1994, was $9,240. Participant compensation in excess of $235,840 for the Plan year 1994 was excluded in calculating participant deferrals and allocation of employer contributions. Total contributions during any Plan year, including both participants' deferrals and allocation of employer contributions (whether in cash or stock), may not exceed the maximum amount Recognition may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

         Subsequent to the Merger Date, the Plan provided for the allocation of ESOP Stock from the suspense account based on participants' proportionate contributions for the year, with certain adjustments. For the years ended October 31, 1994 and 1993, the maximum contribution considered in the allocation was a contribution of three percent of each participant's compensation. For the year ended October 31, 1992, the maximum contribution considered was six percent of each participant's compensation. Recognition's Board of Directors may also authorize additional discretionary contributions.

         Contributions to the Plan are held in trust and invested in the investment funds described in "Note 3 - Investment programs" at the election of the participant.

         The Plan allows a participant to borrow up to 50 percent of his vested interest in the Plan (other than amounts held in the ESOP Trust). Beginning May 1, 1993, interest rates on loans are based on the applicable Federal Rate (as calculated by the IRS) as of the beginning of the fiscal quarter, plus one percent. Prior to May 1, 1993, rates were based on the prime rate at the beginning of the fiscal quarter, plus one percent. Repayment is made through payroll deductions. The interest rates in effect and the number of participants with loans at October 31, 1994 and 1993 were as follows:

                                                                                 1994             1993
                                                                                -----            -----
         Interest rate:
             Term equal to
                 or less than 36 months                                         6.80%            4.85%
             Term greater than 36 months                                        8.05%            6.32%
         Number of participants                                                  333              346

         The total amount credited to a participant's accounts is eligible for distribution upon retirement, disability or death, regardless of the number of years of service. If employment terminates for any other reason, the total amount credited to the participant's contribution account and the vested portion (which ranges from 25 percent with two years of service to 100 percent with five years of service) of the participant's employer contribution account is eligible for distribution. The distribution is automatic if the participant's account balance is $3,500 or less. If the amount is more than $3,500, the participant must consent to distribution in writing. The distribution is made by delivery of cash equal to the value of the participant's vested account balance, other than the Recognition Stock Fund which may be distributed in either cash or whole shares of Recognition common stock. Prior to termination, a participant may withdraw the vested portion of Recognition's contributions to the Plan, except those held in the ESOP Trust, which have been in the Plan at least two years. A participant's own contributions may only be withdrawn after reaching age 59 1/2 or in the case of "hardship" (as defined in regulations under the Code). For six months after any withdrawal, the participant is suspended from making contributions.

         The Board of Directors of Recognition may terminate the Plan at any time by appropriate resolution. The Board also has the power to suspend or discontinue Recognition's contributions to the Plan. Upon termination of the Plan or permanent discontinuance of

Recognition's contributions, the proportionate interest of each participant becomes fully vested and is to be distributed after provision is made for the expenses of administration, termination and liquidation.

         In accordance with the provisions of the Plan and the Trust Agreements, all normal expenses of administering the Plan are paid by the Trustees out of forfeitures of Recognition's contributions with any deficiency being paid by Recognition or by the Trustees from the Trust assets, at Recognition's option. Administrative expenses paid by the Plan during 1994, 1993 and the first six months of 1992, were funded from forfeitures. Administrative expenses for the last six months of 1992 were paid directly by Recognition.

Note 2 - Accounting policies

         The Plan maintains its accounts on the accrual basis of accounting.

         Investments- Investments in marketable securities and long-term investments are recorded in the Plan at market value. The appreciation or depreciation of those investments, based upon the quoted market value at October 31, is recorded as an unrealized increase or decrease in Plan equity for the fiscal year. At the date securities are distributed or sold, including transfers to other funds, the difference between the average cost of the investments in the fund and the market value is recorded as a realized gain or loss. Temporary investments are recorded at cost which approximates market.

         Federal income taxes - The IRS issued a favorable determination letter dated January 28, 1994 on the qualification of the Plan under the applicable Sections of the Code and the tax-exempt status of the related Trusts under
Section 501(a) of the Code. The determination letter covers the plan as in effect at October 31, 1994. The letter also covers The Recognition Employee Stock Ownership Plan, which was merged with the Plan effective October 18, 1992, and amendments thereto. The Plan Administrator believes that the plan continues to fulfill the requirements of a qualified plan and is not subject to tax.

         Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions made by Recognition or withheld from the participant's compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan Trustee(s), until the participant's account is distributed or unqualifiedly made available to the participant.

Note 3 - Investment programs

         Each participant has the option to specify that contributions made for his account be invested in any one of, or divided among, the Recognition Stock Fund, and seven funds sponsored by T. Rowe Price Associates, Inc. or its affiliates: the New America Growth Fund, the Science & Technology Fund, the Spectrum Growth Fund, the Equity Income Fund, the Spectrum Income Fund, the U.S. Treasury Money Fund and the Stable Value Fund.

         Contributions designated to the Recognition Stock Fund are invested in Recognition common stock by purchases generally made in the open market at no more than the prevailing market price. Participants' investments in the Recognition Stock Fund at October 31, 1994 and 1993 were as follows:

                                                              1994                      1993
                                                            --------                  --------
         Market value per share                                $7.37                   $ 17.00
         Number of shares held                               586,604                   463,988
         Number of participants                                1,361                     1,023

         Contributions designated to the New America Growth Fund are invested in a mutual fund which seeks long-term growth of capital through investments primarily in the common stocks of U.S. companies which operate in the service sector of the economy. Current income is a secondary objective of this fund. Total return from an investment in this fund consists primarily of capital appreciation (or depreciation), and secondarily of dividend income. Participants' investments in the New American Growth Fund at October 31, 1994 and 1993 were as follows:

                                                              1994                      1993
                                                            --------                  --------
         Market value per share                               $27.02                   $ 28.95
         Number of shares held                               183,902                   155,657
         Number of participants                                  671                       669

         Contributions designated to the Science & Technology Fund are invested in a mutual fund which seeks long-term growth of capital through investments primarily in the common stocks of companies which are expected to benefit from the development, advancement and use of science and technology. Current income is incidental to this fund's investment objective. Total return consists primarily of capital appreciation (or depreciation). Participants' investments in the Science & Technology Fund at October 31, 1994 and 1993 were as follows:

                                                              1994                      1993
                                                            --------                  --------
         Market value per share                               $21.79                   $ 21.58
         Number of shares held                               175,136                   118,690
         Number of participants                                  562                       486

         Contributions designated to the Spectrum Growth Fund are invested in a mutual fund which seeks long-term growth of capital and growth of income by investing primarily in a diversified group of mutual funds which in turn invest principally in equity securities. Current income is a secondary objective of this fund. This fund's investment return is diversified by its investments in the underlying mutual funds which invest in traditional growth companies, small aggressive growth stocks, growth and income stocks and international securities. Participants' investments in the Spectrum Growth Fund at October 31, 1994 and 1993 were as follows:

                                                              1994                      1993
                                                            --------                  --------
         Market value per share                               $12.43                   $ 12.33
         Number of shares held                               221,528                   166,447
         Number of participants                                  498                       437

         Contributions designated to the Equity Income Fund are invested in a mutual fund which seeks to provide high current income by investing primarily in dividend-paying stocks of established companies. In selecting such stocks, this fund emphasizes companies with favorable prospects for increasing dividend income, and secondarily, capital appreciation. Total return consists primarily of dividend income and secondarily of capital appreciation (or depreciation). Participants' investments in the Equity Income Fund at October 31, 1994 and 1993 were as follows:

                                                              1994                      1993
                                                            --------                  --------
         Market value per share                               $17.08                   $ 17.20
         Number of shares held                               440,227                   391,249
         Number of participants                                  752                       773

         Contributions designated to the Spectrum Income Fund are invested in a mutual fund which seeks a high level of current income and preservation of capital by investing primarily in a diversified group of mutual funds which in turn invest principally in fixed income securities. This fund's net asset value per share fluctuates principally in response to changes in interest rate levels. Total return consists primarily of dividend income and secondarily of capital appreciation (or depreciation). Participants' investments in the Spectrum Income Fund at October 31, 1994 and 1993 were as follows:

                                                              1994                      1993
                                                            --------                  --------
         Market value per share                               $10.43                   $ 11.34
         Number of shares held                               204,142                   185,297
         Number of participants                                  439                       436

         Contributions designated to the U.S. Treasury Money Fund are primarily invested in a money market fund which seeks to maximize safety of capital, liquidity and the highest available current income. This fund invests in securities backed by the full faith and credit of the U.S. Government, primarily U.S. Treasury securities. The average portfolio maturity will not be greater than 90 days. This fund had an effective interest rate of 3.53 and
2.51 percent for the years ended December 31, 1994 and 1993, respectively. At October 31, 1994 and 1993, the number of participants in this fund totaled 323 and 355, respectively.

         Contributions designated to the Stable Value Fund are primarily invested in a bank collective investment fund which seeks to provide a competitive rate of return while maintaining principal stability. To achieve its objective, this fund invests primarily in a portfolio of guaranteed investment contracts issued by U.S. and Canadian insurance companies, structured investment contracts and bank investment contracts. This fund had an effective interest rate of 5.93 and 6.08 percent for the years ended December 31, 1994 and 1993, respectively. At October 31, 1994 and 1993, the number of participants in this fund totaled 739 and 808, respectively.

Note 4 - Deposits and contributions

         Deposits and contributions for the years ended October 31, 1994, 1993 and 1992 were as follows:

                                                   1994                  1993                  1992
                                                ----------            ----------            ----------
         Employee savings
            contributions                       $3,914,567            $3,889,668            $3,075,807
         Rollover contri-
            butions from
            unaffiliated
            plans                                  228,921               744,671               717,591
         ESOP loan principal
            and interest
            payment                              1,392,445             1,392,445             1,150,000
                                                ----------            ----------           -----------
                                                $5,535,933            $6,026,784            $4,943,398
                                                ==========            ==========            ==========

        The ESOP loan payment in 1994, 1993 and 1992 resulted in 117,782, 117,782 and 130,690 shares, respectively, being allocated from the suspense account to participants, including, in 1992, 567 shares allocated to former ESOP participants who died, retired or were disabled. The allocation of ESOP Stock from the suspense account for the years ended October 31, 1994 and 1993 were based on participants' proportionate contributions for the year, with certain adjustments, up to a contribution of three percent of each participant's compensation. The allocation of ESOP stock for the year ended October 31, 1992 was based on participants' proportionate contributions for the year, with certain adjustments, up to a contribution of six percent of each participant's compensation.

Note 5 - Forfeitures

        Employer matching contributions forfeited by participants upon withdrawing from the Plan may be recredited to their accounts upon returning to the Plan if certain requirements are met. In accordance with provisions of the Plan, forfeitures of participants' equity in employer contributions of $97,138, $51,124 and $30,417 in 1994, 1993 and 1992, respectively, which were not required to be recredited, were used to pay administrative fees of the Plan.

Note 6 - Realized gains (losses) from sales of investments

        Realized gains (losses) for the years ended October 31, 1994, 1993 and 1992 were as follows:

                                                         1994                    1993                 1992
                                                      ----------             -----------           ---------
        Recognition Stock
          Fund
          Market price                               $1,305,629             $ 4,785,325           $ 637,225
          Aggregate cost                              1,315,313               3,830,004             675,983
                                                     ----------             -----------           ---------
          Realized gains
            (losses)                                 $   (9,684)            $   955,321           $ (38,758)
                                                     ==========             ===========           =========

        New America Growth
          Fund
          Market price                               $  649,885             $   608,154           $ 125,187
          Aggregate cost                                594,459                 537,639             124,092
                                                     ----------             -----------           ---------
          Realized                                   $   55,426             $    70,515           $   1,095
           gains                                     ==========             ===========           =========

         Science & Technology
           Fund
           Market price                              $  635,692             $   285,571           $  40,575
           Aggregate cost                               609,550                 245,303              38,826
                                                     ----------             -----------           ---------
           Realized gains                            $   26,142             $    40,268           $   1,749
                                                     ==========             ===========           =========

         Spectrum Growth
           Fund
           Market price                              $  511,450             $   297,134           $  37,751
           Aggregate cost                               483,968                 286,526              37,583
                                                     ----------             -----------           ---------
           Realized gains                            $   27,482             $    10,608           $     168
                                                     ==========             ===========           =========

         Equity Income Fund
           Market price                              $1,224,811             $ 1,041,710           $ 227,668
           Aggregate cost                             1,188,022               1,012,235             229,482
                                                     ----------             -----------           ---------
           Realized gains
           (losses)                                  $   36,789             $    29,475           $  (1,814)
                                                     ==========             ===========           =========

         Spectrum Income
           Fund
           Market price                              $  517,223             $   329,692           $  76,392
           Aggregate cost                               521,946                 325,778              76,246
                                                     ----------             -----------           ---------
           Realized gains
             (losses)                                $   (4,723)            $     3,914           $     146
                                                     ==========             ===========           =========


           Realized gains for the former investment funds for the year ended October 31, 1992 were as follows:

                                                                                               1992
                                                                                            ----------
         Aggressive Equity Fund
           Market price                                                                     $2,118,683
           Aggregate cost                                                                    1,963,220
                                                                                            ----------
           Realized gains                                                                   $  155,463
                                                                                            ==========


        Conservative Equity Fund
           Market price                                                                     $3,558,489
           Aggregate cost                                                                    3,416,342
                                                                                            ----------
           Realized gains                                                                   $  142,147
                                                                                            ==========

        The Interest Fund, a former investment fund, recorded a gain of $631,804 due to a market value adjustment in April 1992 resulting from the difference between book and market value at the time of liquidation.

        Included in the Recognition Stock Fund's realized gains (losses) for the years ended October 31, 1994, 1993 and 1992 were realized gains (losses) from stock distributions in the amounts of $(4,256), $31,873 and $17,418, respectively.

Note 7 - Long-term debt

        In October 1992, in connection with the merger of the ESOP into the Plan, the Plan assumed a loan which is payable to Recognition (the "ESOP Loan") in six annual installments which began October 31, 1992. The ESOP Loan accrues interest at a rate of 8.75 percent. Annual principal payments on the ESOP Loan are due October 31 each year as follows:

                   1995                         $1,082,656
                   1996                          1,177,388
                   1997                          1,280,408

Note 8 - Merger of ESOP

        As discussed in Note 1, the ESOP was merged into the Plan and the Plan was amended and restated on October 18, 1992, the Merger Date.

        On the Merger Date, the ESOP's assets consisted of 911,743 shares of Recognition common stock with a market value of $10,147,700, and temporary investments of $10,102. Of the 911,743 shares of Recognition common stock held by the ESOP, 192,143 were allocated to participants in the ESOP as of the Merger Date and 719,600 were held in a suspense account for future allocation to participants.

        Of the shares held by the ESOP, 910,223 were acquired with the proceeds of the ESOP Loan described in Note 7. The outstanding balance of the ESOP Loan on the Merger Date was $6,601,441.

        On the Merger Date, the ESOP had a $662,454 liability for the distribution of cash and shares of Recognition common stock to former ESOP participants.

        The assets and liabilities of the ESOP were transferred to the Plan at their fair market value on the Merger Date.

Note 9 - Statement of Financial Condition - 1993

The statement of financial condition at October 31, 1993 was as follows:


                                        RECOGNITION     NEW AMERICA     SCIENCE AND      SPECTRUM         EQUITY
                                           STOCK          GROWTH        TECHNOLOGY        GROWTH          INCOME
                                           FUND            FUND            FUND            FUND            FUND
                                     --------------- --------------- --------------- --------------- ---------------
Assets
 Cash                                $         6,338 $               $               $               $
 Investment income receivable
 Investments:
  Recognition International Inc.
   common stock, at market
    Participant account                    7,887,795
    Suspense account                       8,009,176
  New America Growth Fund, at market                       4,506,263
  Science and Technology Fund, at
   market                                                                  2,561,334
  Spectrum Growth Fund, at market                                                          2,052,297
  Equity Income Fund, at market                                                                            6,729,490
  Spectrum Income Fund, at market
  U.S. Treasury Money Fund
  Stable Value Fund
  Temporary investments                       11,428
 Participant loans
                                     --------------- --------------- --------------- --------------- ---------------
    Total assets                          15,914,737       4,506,263       2,561,334       2,052,297       6,729,490
                                     --------------- --------------- --------------- --------------- ---------------
Liabilities
 Withdrawals and terminations
  payable in cash                             12,067          32,004           1,134          32,772          48,616
 Long-term debt                            4,535,997
                                     --------------- --------------- --------------- --------------- ---------------
    Total liabilities                      4,548,064          32,004           1,134          32,772          48,616
                                     --------------- --------------- --------------- --------------- ---------------
Plan equity                          $    11,366,673 $     4,474,259 $     2,560,200 $     2,019,525 $     6,680,874
                                     =============== =============== =============== =============== ===============

                                        SPECTRUM      U.S. TREASURY                    PARTICIPANT
                                         INCOME           MONEY          STABLE           LOAN
                                          FUND            FUND         VALUE FUND         FUND            TOTAL
                                    --------------- --------------- --------------- --------------- ---------------
Assets
 Cash                               $               $               $               $               $         6,338
 Investment income receivable
 Investments:
  Recognition International Inc.
   common stock, at market
    Participant account                                                                                   7,887,795
    Suspense account                                                                                      8,009,176
  New America Growth Fund, at market                                                                      4,506,263
  Science and Technology Fund, at
   market                                                                                                 2,561,334
  Spectrum Growth Fund, at market                                                                         2,052,297
  Equity Income Fund, at market                                                                           6,729,490
  Spectrum Income Fund, at market         2,101,271                                                       2,101,271
  U.S. Treasury Money Fund                                1,769,052                                       1,769,052
  Stable Value Fund                                                      16,056,746                      16,056,746
  Temporary investments                                                                                      11,428
 Participant loans                                                                        2,280,274       2,280,274
                                    --------------- --------------- --------------- --------------- ---------------
    Total assets                          2,101,271       1,769,052      16,056,746       2,280,274      53,971,464
                                    --------------- --------------- --------------- --------------- ---------------
Liabilities
 Withdrawals and terminations
  payable in cash                            49,140          13,667         148,287                         337,687
 Long-term debt                                                                                           4,535,997
                                    --------------- --------------- --------------- --------------- ---------------
    Total liabilities                        49,140          13,667         148,287               0       4,873,684
                                    --------------- --------------- --------------- --------------- ---------------
Plan equity                         $     2,052,131 $     1,755,385 $    15,908,459 $     2,280,274 $    49,097,780
                                    =============== =============== =============== =============== ===============

Note 10 - Statement of Income and Changes in Plan Equity - 1993

The statement of income and changes in plan equity for the year ended October 31, 1993 was as follows:


                                        RECOGNITION     NEW AMERICA     SCIENCE AND      SPECTRUM         EQUITY
                                           STOCK          GROWTH        TECHNOLOGY        GROWTH          INCOME
                                           FUND            FUND            FUND            FUND            FUND
                                     --------------- --------------- --------------- --------------- ---------------
Investment income                    $         1,403 $        22,963 $        62,986 $        75,518 $       361,222

Deposits and contributions                 1,609,632         667,380         483,348         525,307         883,812

Unrealized gains
 on investments                            3,427,024         821,441         465,413         237,062         570,939

Realized gains on investments                955,321          70,515          40,268          10,608          29,475

Withdrawals and terminations
 paid in:
  Cash                                      (195,311)       (170,312)        (60,262)        (75,966)       (403,167)
  Recognition International Inc.
    common stock, at market                 (132,317)

Interfund transfers                       (1,779,227)        212,341         789,235         256,566         557,846

Interest expense                            (477,001)

Administrative fees

Other income
                                     --------------- --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                    3,409,524       1,624,328       1,780,988       1,029,095       2,000,127

Equity, beginning of year                  7,957,149       2,849,931         779,212         990,430       4,680,747
                                     --------------- --------------- --------------- --------------- ---------------
Equity, end of year                  $    11,366,673 $     4,474,259 $     2,560,200 $     2,019,525 $     6,680,874
                                     =============== =============== =============== =============== ===============

                                        SPECTRUM      U.S. TREASURY
                                         INCOME           MONEY          STABLE         INTEREST         EQUITY
                                          FUND            FUND         VALUE FUND         FUND            FUND
                                    --------------- --------------- --------------- --------------- ---------------
Investment income                   $       117,019 $        34,388 $       968,349 $               $           745

Deposits and contributions                  502,456         350,122       1,004,727

Unrealized gains
 on investments                              90,898

Realized gains on investments                 3,914

Withdrawals and terminations
 paid in:
  Cash                                     (115,516)        (88,885)     (1,363,025)
  Recognition International Inc.
    common stock, at market

Interfund transfers                         172,320         388,354        (974,443)        (20,342)        (54,152)

Interest expense

Administrative fees                                         (51,124)

Other income                                                                                                 26,336
                                    --------------- --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                     771,091         632,855        (364,392)        (20,342)        (27,071)

Equity, beginning of year                 1,281,040       1,122,530      16,272,851          20,342          27,071
                                    --------------- --------------- --------------- --------------- ---------------
Equity, end of year                 $     2,052,131 $     1,755,385 $    15,908,459 $             0 $             0
                                    =============== =============== =============== =============== ===============

                                       PARTICIPANT
                                          LOAN
                                          FUND            TOTAL
                                     -------------- ---------------
Investment income                   $       147,059 $     1,791,652

Deposits and contributions                                6,026,784

Unrealized gains
 on investments                                           5,612,777

Realized gains on investments                             1,110,101

Withdrawals and terminations
 paid in:
  Cash                                     (102,453)     (2,574,897)
  Recognition International Inc.
    common stock, at market                                (132,317)

Interfund transfers                         451,502

Interest expense                                           (477,001)

Administrative fees                                         (51,124)

Other income                                                 26,336
                                    --------------- ---------------
Net increase (decrease) in plan
 equity                                     496,108      11,332,311

Equity, beginning of year                 1,784,166      37,765,469
                                    --------------- ---------------
Equity, end of year                 $     2,280,274 $    49,097,780
                                    =============== ===============

Note 11 - Statement of Income and Changes in Plan Equity - 1992

The statement of income and changes in plan equity for the year ended October 31, 1992 was as follows:


                                        RECOGNITION     NEW AMERICA     SCIENCE AND      SPECTRUM         EQUITY
                                           STOCK          GROWTH        TECHNOLOGY        GROWTH          INCOME
                                           FUND            FUND            FUND            FUND            FUND
                                     --------------- --------------- --------------- --------------- ---------------
Investment income                    $         5,144 $               $               $               $        44,259

Deposits and contributions                 1,299,969         412,939         235,404         261,996         440,355

Unrealized gains (losses)
 on investments                            2,555,794         153,627          67,108           6,562         (62,406)

Realized gains (losses) on
 investments                                 (38,758)          1,095           1,749             168          (1,814)

Withdrawals and terminations
 paid in:
  Cash                                      (165,085)        (28,684)         (5,870)        (12,973)       (142,389)
  Recognition International Inc.
    common stock, at market                  (82,108)

Interfund transfers                         (227,430)      2,310,954         480,821         734,677       4,402,742

Administrative fees

Other income (expense)                       (17,771)
                                     --------------- --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                    3,329,755       2,849,931         779,212         990,430       4,680,747

Merger of ESOP                             2,893,907

Equity, beginning of year                  1,733,487
                                     --------------- --------------- --------------- --------------- ---------------
Equity, end of year                  $     7,957,149 $     2,849,931 $       779,212 $       990,430 $     4,680,747
                                     =============== =============== =============== =============== ===============

                                         SPECTRUM      U.S. TREASURY                    AGGRESSIVE     CONSERVATIVE
                                          INCOME           MONEY          STABLE          EQUITY          EQUITY
                                           FUND            FUND         VALUE FUND         FUND            FUND
                                     --------------- --------------- --------------- --------------- ---------------
Investment income                    $        21,264 $         9,302 $       211,290 $       111,640 $       102,109

Deposits and contributions                   249,478         317,677         612,155         115,366         151,560

Unrealized gains (losses)
 on investments                              (17,352)                                       (146,998)         82,439

Realized gains (losses) on
 investments                                     146                                         155,463         142,147

Withdrawals and terminations
 paid in:
  Cash                                       (28,888)        (36,310)       (555,276)       (109,961)       (182,436)
  Recognition International Inc.
    common stock, at market

Interfund transfers                        1,056,392         805,431      16,004,682      (2,027,009)     (3,302,113)

Administrative fees                                          (30,417)

Other income (expense)                                        56,847                          (4,562)         (6,802)
                                     --------------- --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                    1,281,040       1,122,530      16,272,851      (1,906,061)     (3,013,096)

Merger of ESOP

Equity, beginning of year                                                                  1,906,061       3,013,096
                                     --------------- --------------- --------------- --------------- ---------------
Equity, end of year                  $     1,281,040 $     1,122,530 $    16,272,851 $             0 $             0
                                     =============== =============== =============== =============== ===============

                                                                       PARTICIPANT
                                        INTEREST         EQUITY           LOAN
                                          FUND            FUND            FUND            TOTAL
                                    --------------- ---------------  -------------- -------------
Investment income                   $     1,102,076 $         1,099 $        82,009 $     1,690,192

Deposits and contributions                  846,499                                       4,943,398

Unrealized gains (losses)
 on investments                                                                           2,638,774

Realized gains (losses) on
 investments                                631,804                                         892,000

Withdrawals and terminations
 paid in:
  Cash                                   (1,883,244)                        (67,088)     (3,218,204)
  Recognition International Inc.
    common stock, at market                                                                 (82,108)

Interfund transfers                     (22,013,408)          5,016       1,769,245

Administrative fees                                                                         (30,417)

Other income (expense)                      (28,202)            121                            (369)
                                    --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                 (21,344,475)          6,236       1,784,166       6,833,266

Merger of ESOP                                                                            2,893,907

Equity, beginning of year                21,364,817          20,835                      28,038,296
                                    --------------- --------------- --------------- ---------------
Equity, end of year                 $        20,342 $        27,071 $     1,784,166 $    37,765,469
                                    =============== =============== =============== ===============

                               INDEX TO EXHIBITS


Exhibit          Description of Exhibit
- -------          ----------------------
 23.               Consent of Independent Accountants